
weeshing.com



FANS VALUE
EXPERIENCES



PROMOTERS NEED
PARTNERS

SOLUTION

WEESHING EMPOWERS THE CROWD
to invest and profit from successful live events

EXCLUSIVE BENEFITS

- Option to meet favorite bands
- VIP seating and access
- Official ambassador status

+

PROFIT POTENTIAL

- Result guaranteed solely through ticket sales
- Promoters required to warranty performance
- Investors contribute to promoting events


TICKET
BAND
112233

LOSE


TICKET
BAND
112233

WIN

ONE OF OUR HITS



Eventos | Weeshing
https://weeshing.com/eventos
All about Weeshing
Events
Morrissey en Chile
Produces Fauna
Morrissey
28.03% profitability
37
Number of investments
$162,000,000 CLP
Funded
$200,000,000 CLP
To Fund
$2,000,000 CLP
Minimum investment
Movistar Arena
11 de noviembre de 2015

ONE OF OUR HITS


Eventos | Weeshing
https://weeshing.com/eventos
All about Weeshing
Events
Morrissey en Chile
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Simulator
Elige un monto de inversión
10,700
Attendees
28.33333%
Profit

BUSINESS MODEL


ONE DOLLAR
TWENTY DOLLARS

INVESTOR PAYS

1% transaction fee
on amount they invest

+

1% success fee
from their ROI

WEESHING EARNS

7% COMMISSION
on raised capital



PROMOTER PAYS

1.5% interest rate
on financed capital per month

+

35% of carry
above break-even

TRACTION - SHOWS

+$10 M USD

RAISED CAPITAL FOR SHOWS

+250 SHOWS

344%

GROWTH



9.000.000
8.000.000
7.000.000
6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
USD
2015
2016
2017
2018
LA LEY
WANDERLUST
MORRISSEY
LOS FABULOSOS CADILLACS
PAPA ROACH
MARILLION
JOURNEY
HANSON
MEGADETH
FITO PAEZ
CHRIS CORNELL
Cultura Profética
GARBAGE
RHAPSODY OF FIRE
adrian belew
PET SHOP BOYS
ENANITOS VERDES
DEICIDE
Dweezil Zappa Plays Frank Zappa
UB40
Anathema
Opeth
DIMITRI VEGAS & LIKE MIKE
TESTAMENT
BAD BUNNY
SEPULTURA
BALLET NACIONAL DE RUSIA
IGGY AZALEA
Sabina
JULIAN CASABLANCAS & THE VOIDZ

TRACTION – FANS / INVESTORS

+16,000

REGISTERED USERS

+2650 / 860

INVESTMENTS /INVESTORS

22%

AVERAGE PROFIT ANNUALIZED

LIVE MUSIC MARKET 2017


$4B USD
$2B USD
$1B USD

GOAL: ENLIST MID-TIER PROMOTERS IN EVERY COUNTRY

10,000 OPERATING GLOBALLY

* https://www.statista.com/outlook/264/109/event-tickets/united-states#

EXPANSION PLAN


CA
US
MX
CO
PE
BR
PY
CL
UY
AR
Q2-Q3
2018
EUROPE
Q4
2018
ASIA
AFRICA
2019-2020
OCEANIA
LONG TERM
MID TERM
CURRENT OPERATIONS

VERTICALIZATION



LABELS
Creation of Artists
AGENCY
TOUR MANAGMENT
INVESTMENTS
ANALYZER
IMPACT METER
POLLSTAR
BANDS
SHOWS ON DEMAND
TICKETS | ICO
BLOCKCHAIN
VENUE
FOR CONCERTS
LONG TERM
CURRENT OPS
SHORT TERM

THE TEAM





REUBEN KATZ
CSO
STRATEGY
Angel investor
+20 investments
+4 exits



JAVIER HASBÚN
CFO - CO-FOUNDER
FINANCE
+ Serial entrepreneur
+ 7 companies founded
+ $2MM USD raised for startups



RODRIGO SEGAL
CCO – CO-FOUNDER
EXPANSION
+ Serial entrepreneur
+ 5 companies founded
+ 100 shows, festival and tours



JUAN PABLO DUCH
COO – CO-FOUNDER
OPERATIONS
+ 100 shows, festival and tours
+ 10 years working with Rodrigo & Javier



MARIO SANTA CRUZ
ADVISOR



PABLO SOLER
ADVISOR



NICOLÁS LOPEZ
ADVISOR



SCOTT MCINTYRE
ADVISOR

IT



GLOBAL OPS



R&D ON-DEMAND



LEGAL DIRECTOR



CM & UX DESIGN



GROWTH HACKING



GETTING TRACTION THROUGH MEDIA

CELEBRITYACCESS
CNN
Billboard
Forbes
TVN
TICKETING BUSINESS NEWS

sonar 105.3 FM
biobiochile
cooperativa
ADN 91.7
iCrowdNewswire
Emprende UP UNIVERSIDAD DEL PACIFICO
FINTECHLATAM

LATERCERA
EL MERCURIO
El Comercio
GESTIÓN
GATOPARDO
INDIEHOY


weeshing.com
INTERNATIONAL ACCELERATORS & INSTITUTIONAL INVESTMENTS
2014
venture capital
investment group
2015
Semilla Corfo
brota
incubatecufro
svb
Silicon Valley Bank
>Nxtp.Labs
SWITCH
2016 / FAST OR NEVER
2016
P 1 8
parallel
LAB4+
play business
FUNDABLE
2017
ENDEAVOR
GLOBAL
2018

analyzer

Through our **Weeshing Analyzer** we have created the optimal filter to identify the bands with the highest sales potential.



analyzer

Our filter is structured as follows::

- Musical style according to **Spotify** (POP, ROCK, INDIE, etc.)
- Number of Likes obtained on **Facebook** in the period that one defines.
- Bands with the highest growth of views on **YouTube**.
- Parameters to eliminate very small bands and very large ones.
- Integration with **Pollstar** to identify the agent and historical sales history.


Weeshing Analyzer
Seguro | https://analyzer.weeshing.com/query?state=%257B%2522options%2522%253A%257B%2522sortType%2522%253A...
Analyzer
Search bands...
Lana del Rey
QUERY
Activate notifications for this query
Sort by
Spotify followers
Country
United States
Conditions
ADD
Band Views Global Views in Country Likes Global Likes in Cou
1 Romeo Santos 12,709,764,069 728,619,419 34,691,804 1,628,995
2 Nicky Jam 5,998,295,016 301,162,760 24,176,443 1,370,751
3 Prince Royce 4,480,802,255 167,102,011 33,242,887 1,343,295
4 Wisin & Yandel 0 0 22,710,630 1,222,129
5 Shakira 8,668,153,399 237,886,341 104,586,466 1,181,064
6 Bob Marley 948,719,118 21,306,567 73,934,959 1,176,666
7 Rihanna 10,217,863,934 133,889,753 81,713,486 1,015,654
8 Don Omar 3,333,319,956 158,347,049 21,157,612 1,004,460
9 Eminem 8,673,272,786 71,468,240 90,532,263 1,002,475
10 Michael Jackson 6,503,431,753 115,462,790 75,096,068 1,001,055
11 Luis Fonsi 3,382,744,007 207,623,063 13,229,217 982,575
12 Chayanne 3,085,619,360 237,119,135 13,076,396 960,570
13 chay 0 0 13,076,296 960,546

ONCE THE BANDS ARE SELECTED, THEY ARE TRANSFERRED TO THE **BOOKING AREA** WITH BOOKING ASSISTANTS OVER AMERICA

The Weeshing Agency

+380 analyzed bands
+ 89 bands contacted
+ 8 bands in process
+ 3 sales

BAD BUNNY	CL
PETER FRAMPTON	MX
FARRUKO	MX

WE TAKE 10% OF THE ARTIST FEE



BRINGING BANDS CLOSER TO FANS

ondemand


ondemand
Atrae tu banda favorita a Colombia
Reserva tu ticket reembolsable,
si el show agota recuperas el 100% de tu entrada.
Regístrate

Available on the App Store

GET IT ON Google Play

Book tickets to a show of your favorite artist ... where and when you want them!

Fans will be able to indicate interest in a range of tickets to a prospective concert they'd like to attend. If reservations surpass a tipping point…

…Weeshing will arrange the show with artist management and a network of loyal and accountable promoters across the hemisphere.

In addition, fans are consulted to design at-show experiences, deepening bond with the band, and offering more intimate engagements with an artist they love through Meet and Greets, pictures, signed media and other VIP benefits.

ondemand

Step by Step

CREATE CAMPAIGN
1
A FAN CREATES A CAMPIGN

SPREAD THE WORD
2
SHARES THE CAMPAIGN SOCIALLY TO REACH GOALS

DESIGN ROCKSTAR EXPERIENCE
3
A PERFECT SHOW FOR THE SUPER-FAN BASE IS DEFINED

PROMOTE AVAILABLE "REFUNDABLE" TICKETS
4
FANS BEGIN BOOKING SHOWS LIKE A PROMOTER WOULD

CONTRACT SHOW
5
CONTRACT ARTIST AND CLOSE DEAL INCLUDING DATE, VENUE AND CONDITIONS.

FANS PRE-PURCHASE
6
CREDIT CARDS CHARGED

SHOW ANNOUNCES
GET TICKETS
7
SHOW SALES BEGIN TROUGH TICKETING CHANNELS

SHOWTIME
8
A VIP EXPERIENCE IS ENJOYED AT AN EVENT FANS DESIGNED AND FUNDED!

REFUNDS
9
FANS EARN A REBATE TIED TO VOLUME OF TICKETS SALES

ondemand

App Design



ondemand
powered by mastercard
DESCUBRE
MIS DEMANDAS
J BALVIN
QUEDAN 60 DÍAS
$50.000 USD$
TWENTY ONE
TOP META 2
MALUMA
$150.000 USD$
COLDPLAY
TOP META 1
SIGUR ROS
EXPLOSIONS
ondemand
powered by mastercard
SÚMATE
1.387
Compartido
15k
Financiado
1.490
Fans
J Balvin
@Bogotá
Creado por @nico.behar
Meta 1
Completada
Que WOD contacte J Balvin
500
fans
Meta 2
Que se confirme el show en Bogotá
15k
27%
Meta 3: Que se llene el concierto
RESERVA TU WOD TICKET
ondemand
powered by mastercard
J Balvin
¡COMPROMISO DE RESERVA
DE WOD TICKET EXITOSO!
Para J Balvin en Bogotá
Fecha
Por confirmar
Lugar
Por confirmar
Reembolso
100%
1 - 6
Rockstar Experience

weeshing
brands

BRINGS BANDS CLOSER TO SPONSORS


Justin Bieber
June 19, 2017
Estadio Nacional
50,000
Capacidad: No Disponible
SPONSOR
INFORMACION
PRODUCTOR
IMAGENES
DOCUMENTACION
SPONSORS
CONTACT PROMOTER
Eve...
Justin Bieber

Access to sponsorship for medium and small brands

Enabling brands to finance concerts and tours aligned with their corporate media & marketing strategy

Brands clients will enjoy VIP treatment and …

IF THE SHOW SELLS OUT, THEY EARN BACK UP TO 50% OF THEIR SPEND

¿How Works Weeshing **Brands**?

weeshing brands

Normal Sponsorship

$1.000.000


10.000 attendant's
5.000 attendant's
1.000 attendant's

- Activation
- Impact to attendees
- ROI. How many sales
- Tickets
- Sale / product demonstration
- Branding presence.

Sponsorship Weeshing Brands

$1.000.000


10.000 attendees
SOLD OUT
5.000 attendees
Breakeven
1.000 attendees
50%
Earnings for
the brand
50%
PROFITABILITY

Weeshing Brands Credit
for a next sbow

- Activation
- Impact to attendees
- ROI. How many sales
- Tickets
- Sale / product demonstration
- Branding presence.


weeshing.com